UNITED STATES DISTRICT COURT

                             DISTRICT OF CONNECTICUT






DYNAMICS CORPORATION OF AMERICA,             :         CIVIL ACTION NO.
                                             :
                            Plaintiff,       :         3:97 CV 702 (GLG)
                                             :
                VS.                          :
                                             :
WHX CORPORATION and SB ACQUISI-              :
TION CORP.,                                  :
                                             :
                            Defendants.      :         April 14, 1997


                                    COMPLAINT

                  Plaintiff Dynamics Corporation of America ("DCA"), by its attorneys, alleges for its complaint for declaratory, injunctive and other relief against WHX Corporation ("WHX") and SB Acquisition Corp. ("SB"), upon knowledge as to itself and upon information and belief as to all other matters, as follows:

                              NATURE OF THIS ACTION

                  1. WHX, through its wholly owned subsidiary SB (collectively, "WHX"), has commenced an unlawful and unsolicited tender offer (the "WHX Offer") for, at present, seventeen percent of DCA's outstanding common stock. The WHX Offer is stated to be the first step in an attempt by WHX to acquire DCA, which is headquartered in Greenwich, Connecticut and maintains manufacturing facilities in Bridgeport and New Hartford. As part of this effort, WHX has also announced that it intends to solicit proxies from DCA's shareholders to attempt to enable it (i) to elect four of its nominees to DCA's Board of Directors (the "Board") and (ii) to adopt by-laws allowing holders of 9.9% of DCA's outstanding shares to call a special meeting of shareholders allowing removal of present directors at any time without cause.

                  2. In connection with the WHX Offer and proxy solicitation effort, WHX filed with the Securities and Exchange Commission (the "SEC") and disseminated to DCA shareholders an offer to purchase (the "Offer to Purchase") and supplement thereto and filed a preliminary proxy statement, which contained false and misleading information in violation of the federal securities laws. As an example, in a Supplement to the Offer to Purchase dated April 10, WHX acknowledged that it had misstated the position of the SEC that certain terms of the WHX Offer were unlawful.

                  3. Among other violations of the federal securities laws, the WHX Offer originally contained a condition whereby WHX would only purchase DCA shares from certain tendering shareholders who could transfer or deliver a valid proxy for the DCA Annual Meeting of Shareholders then scheduled for May 2, 1997. Such discriminatory treatment of the other DCA shareholders who may wish to have some or all of their shares purchased was a deliberate violation of federal law, which explicitly requires that tender offers be extended to all shareholders of a target company.

                  4. Incredibly, defendants also admitted that prior to initiating the original WHX Offer, they had been advised by the staff of the SEC that the Record Holder Condition is not permissible under the All-Holders Rule. Without regard to -- indeed, in the face of -- the SEC's advice, defendants commenced the WHX Offer.

                  5. WHX also disclosed in its Offer to Purchase that it purported to reserve the right to increase or decrease the number of shares purchased in the offer, without being required to extend the expiration date or certain other deadlines. This, too, was a deliberate violation of applicable federal law. Again, defendants disclosed that they had been advised by the staff of the SEC that it took no position on this issue. Again, defendants have now acknowledged that this was a false statement -- in fact, the SEC's staff took the position that this provision was also unlawful.

                  6. The WHX Offer and other of WHX's public disclosures concerning DCA contain numerous materially false and misleading disclosures in violation of Sections 13(d), 14(a), (d) and (e) of the Securities Exchange Act of 1934 (the "Exchange Act") and the SEC rules and regulations promulgated thereunder beyond the "two erroneous statements" WHX conceded making. These statements were disseminated by defendants within this district. Among other things, the WHX Offer fails to disclose that:

                  o Despite express denials by WHX to the contrary, WHX is part of a group under Section 13(d) of the Exchange Act with Warren Lichtenstein, Steel Partners II, L.P. and Steel Partners Services Ltd. (collectively, "Lichtenstein"), that collectively owns 5.5% of DCA's outstanding common stock;

                  o Because WHX is part of a Section 13(d) group, upon completion of the tender offer WHX's proposed merger with DCA would be prohibited for five years by New York Business Corporation Law ("NYBCL") ss.
                           912(b);

                  o Because WHX is part of a Section 13(d) group, As part of this Section 13(d) group, the completion of the tender offer by WHX would trigger DCA's Shareholders' Rights Plan;

                  o Regardless of the existence of the 13(d) group, if the WHX Offer is completed, approval of a merger between DCA and WHX would have to be obtained by an affirmative vote of 80% of the outstanding shares entitled to vote, rather than the two-thirds stated in the WHX Offer; and

                  o Amendment to the DCA by-laws requires the affirmative vote of 80% of DCA's shareholders, not the majority as stated by WHX in the preliminary proxy statement.

                  7. As a result of WHX's unlawful conduct, DCA shareholders have suffered and will continue to suffer irreparable injury in that, among other things, they will be deprived of full and fair disclosure and the protections Congress and the SEC have determined they should be afforded and they will be forced to make investment and voting decisions on the basis of concededly "erroneous" statements by WHX.

                                  JURISDICTION

                  8. This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. ss. 78aa; 28 U.S.C. ss. 1331; and principles of supplemental jurisdiction, 28 U.S.C. ss. 1367.


                                   THE PARTIES

PLAINTIFF

                  9. DCA is a New York corporation with its principal executive offices located in Greenwich, Connecticut. Founded in 1924, DCA is a diversified manufacturer of commercial and industrial products with facilities located in New Hartford and Bridgeport that employ nearly two hundred employees in this State. DCA's common stock is registered with the SEC under Section 12 of the Exchange Act and its shares are listed for trading on the New York Stock Exchange. DCA currently holds a

44.1% stake in CTS Corporation ("CTS"), an Indiana corporation whose shares are also listed on the New York Stock Exchange and which manufacturers electronic and electromechanical components for, among others, the defense and aerospace, automotive, computer equipment and consumer electronics markets. The single largest contribution to DCA's earnings in 1996 came from its equity investment in CTS.

DEFENDANTS

                  10. WHX, a Delaware corporation with its principal executive offices located in New York City, is primarily a domestic integrated steel manufacturer. However, due to a strike against WHX by the United Steelworkers of America which began on October 1, 1996 and has continued to date, no steel products are being produced or shipped at eight of WHX's plants; WHX lost approximately $34.6 million in the fourth quarter of 1996.

                  11. SB, a New York corporation with its principal executive offices in New York City, is a wholly owned subsidiary of WHX. SB was recently organized solely to act as the acquiring corporation in connection with the WHX Offer. SB has no significant assets other than the ownership of approximately 2.9% of DCA's outstanding shares and engages in no activities other than those incident to the transactions contemplated by the WHX Offer.

                                   BACKGROUND

                  12. Ronald LaBow ("LaBow"), Chairman of WHX, has been described by the press as a corporate "raider." As a longtime bankruptcy specialist at a New York City investment bank, he earned the reputation as being one of Wall Street's leading "vulture" investors. LaBow left that firm in 1989 to form a partnership that battled for control of the then-bankrupt Wheeling-Pittsburgh Steel Corporation ("WPS"). WPS emerged from Chapter 11 protection in 1991, with LaBow as Chairman. WPS and other affiliates were reorganized into a new holding company, WHX, on July 26, 1994.

LaBow's Prior Takeover Activity

o        LaBow's Activities with Warren Lichtenstein

                  13. WHX concedes that LaBow and Warren Lichtenstein "have had business dealings with each other for several years."

                  14. In particular, although not disclosed by LaBow to DCA shareholders, LaBow and Lichtenstein, among others, were members of a dissident shareholders' committee formed in 1994 to effect a change in the composition of the board of directors of Regency Equities Corp. ("Regency"), a real estate company. LaBow is, and was at the time, a director of Regency. The "Regency Shareholders Committee" (the "Committee") filed several Schedule 13Ds with the SEC pursuant to Section 13(d) of the Exchange Act. According to those SEC filings, Lichtenstein was chairman of the Committee and LaBow had agreed to finance part of the proxy fight they waged.

                  15. According to those SEC filings, the Committee was formed to solicit proxies to elect a slate of directors which would support a total or partial liquidation of Regency. The Committee's nominees included Lichtenstein, LaBow and Steven Wolosky, a lawyer with Olshan Grundman Frome & Rosenzweig LLP ("Olshan Grundman"), which acted as counsel to the Committee and is also acting as counsel to WHX in connection with the DCA offer and serves as counsel to Lichtenstein and his affiliated partnerships.

                  16. Robert Frome, a name partner of Olshan Grundman, was another reporting person on the Schedule 13D. Marvin L. Olshan, a name partner of Olshan Grundman, is also a director and secretary of WHX.

                  o        LaBow's Hostile Attempt to Take Over Teledyne,
                           Inc.

                  17. By skimping on pension costs, WHX began to face serious problems with pension funding and medical care for retiring workers. However, these cost cutting measures allowed WHX to accumulate a war chest of $440 million. In late 1994, in an effort to ease upcoming negotiations with the United Steelworkers of America (the "Steelworkers"), WHX sought to acquire Teledyne, Inc. ("Teledyne"), a California-based aviation and electronics conglomerate, reportedly to syphon off some of its pension monies.

                  18. According to public accounts, WHX was hoping to use Teledyne's $850 million pension surplus to cover costs in settling pension issues raised in negotiations with the Steelworkers. Despite its hopes, WHX's unsolicited takeover attempt was rebuffed by Teledyne. In doing so, Teledyne announced that it would not consider even an all-cash offer from WHX because WHX did "not offer an attractive combination" and there were "no business synergies that [they could] see whatsoever."

                  19. WHX continued its unsolicited takeover attempts of Teledyne. In April 1996, after a sixteen month battle in which WHX made four bids for Teledyne and launched two proxy fights, Teledyne announced it had agreed to a $3.2 billion merger with Allegheny Ludlum Steel Corp., the Pittsburgh-based steelmaker, ending LaBow's efforts for WHX to acquire Teledyne and its pension surplus.

THE WHX STRIKE

                  20. Unable to raid Teledyne's surplus pension funds, WHX was stymied in its ability to resolve its differences over pension and retirement benefits with the Steelworkers. On or about October 1, 1996, the Steelworkers' contract expired and 4,500 union workers in three states struck WHX, idling WHX plants in Pennsylvania, Ohio and West Virginia.

                  21. The strike continues today, making it the longest strike against a major steelmaker in a decade. Union officials have called for LaBow to use WHX's massive stockpile of cash to give the Steelworkers a guaranteed defined pension plan. LaBow has countered that WHX needs this war chest, in part to pursue possible acquisitions.

                      THE UNLAWFUL WHX TENDER OFFER FOR DCA

                  22. Faced with the longest strike against a steel mill in a decade, LaBow turned WHX's attention toward DCA. Among other things, DCA owns 44% of CTS, which has over $100 million in pension surplus and cash.

                  23. On Thursday, March 27, 1997, just before the Easter holiday weekend, DCA received an unsolicited offer from WHX for a cash merger at $40 per share, subject to a number of conditions. WHX peremptorily informed DCA that if it did not hear from DCA by the close of business the next day, WHX was authorized to launch a proxy fight and cash tender offer. Contrary to the disclosure in WHX's Offer to Purchase and other proxy solicitation materials, DCA promptly acknowledged receipt of WHX's letter on March 27, 1997 and advised WHX that several of DCA's directors were traveling for the Easter weekend and that DCA's offices would be closed the next day for Good Friday. DCA's President further stated that he would be in a position to inform all of the directors the following week of WHX's correspondence and would communicate further with WHX thereafter.

                  24. Ignoring DCA's response and showing that its March 27 letter was not really a sincere attempt to open negotiations, on March 31, 1997, WHX filed a Tender Offer Statement on Schedule 14D-1 with the SEC pursuant to
Section 14(d)(1) of the Exchange Act and mailed its Offer to Purchase to DCA shareholders. The Offer to Purchase is the principal document setting forth the terms and conditions of the WHX Offer and is filed as an exhibit to WHX's
Schedule 14D-1.

                  25. According to the initial Offer to Purchase, WHX originally proposed to purchase for $40 per share in cash up to a number of DCA shares (then stated as up to 649,000 shares) which, when combined with the approximately 2.9% already owned by WHX, would total 19.9% of DCA's outstanding shares. The WHX Offer is currently scheduled to expire on April 29, 1997.

                  26. WHX's stated purpose for the WHX Offer is to acquire a significant equity interest in DCA as the first step in a business combination of DCA and WHX.

                  27. WHX has also announced that in connection with DCA's Annual Meeting, it intends to solicit proxies from DCA's shareholders to enable it (i) to elect four nominees to the DCA Board of Directors, (ii) to adopt by-laws allowing holders of 9.9% of DCA's outstanding shares to call a special meeting of shareholders and thereafter allowing removal of directors at any time without cause and (iii) to repeal any amendments to DCA's by-laws made after March 14.

WHX FLOUTS THE SEC AND THEN RETREATS

                  28.  From the outset,  the WHX Offer violated  federal law. In
fact,   WHX  knew  that  the  SEC  took  this  position  but  both  ignored  and misrepresented its view to DCA shareholders.

                  29. Among other things, the original WHX Offer was not open to all DCA shareholders. Rather, in violation of the SEC's All-Holders Rule, 17 C.F.R. ss. 240.14d-10(a), WHX had imposed a "Record Holder Condition" pursuant to which it would only purchase DCA shares from certain tendering shareholders who could transfer or deliver a valid proxy for the Annual Meeting.

                  30. Remarkably, WHX acknowledged that it had been informally advised by the SEC that the Record Holder Condition is not permissible under Rule 14d-10(a)(1), yet it still commenced the original WHX Offer in the face of such a warning.

                  31. In addition, WHX purported in its original offer to reserve the right to adjust the number of shares it was willing to purchase without affording DCA shareholders federally mandated time to consider fully such a development. WHX is admittedly attempting to acquire only up to a number of shares through the Offer that when combined with its previous holdings of DCA will remain below the level of ownership which triggers DCA's shareholder rights agreement (the "Rights Agreement").

                  32. The Rights Agreement currently is triggered when a shareholder acquires 20% or commences a tender offer for 25% of the outstanding common stock. The original WHX Offer provided that in the event DCA amends its Rights Agreement to reduce the ownership level at which the Rights Agreement is triggered, the specified percentage of DCA shares that WHX intends to accept shall automatically be reduced commensurately (the "Automatic Adjustment").

                  33. WHX asserted in the original WHX Offer that this Automatic Adjustment "shall not give rise to any extension of the expiration, protection or withdrawal dates of the Offer" under SEC Rule 14e-1(b), 17 C.F.R. ss. 240.14e- 1(b). However, Rule 14e-1(b) provides, in pertinent part, that a tender offer shall not increase or decrease the percentage of the class of stock being sought unless such offer remains open for at least ten business days from the date that notice of such change is published or mailed to shareholders.

                  34. In its Offer to Purchase, WHX falsely stated that it had been "informally advised by the staff of the SEC that it does not take any position on this issue."

                  35. In furtherance of WHX's announced intentions, WHX filed a preliminary proxy statement with the SEC on March 31, 1997 which, as with the Offer to Purchase and as alleged more fully below, contains numerous false and misleading statements and material omissions.

                  36. WHX also filed a letter to DCA shareholders dated April 7, 1997 with the SEC in furtherance of its proxy solicitation effort. The letter touted WHX's unlawful $40 offer and proposed merger.

                  37. Two days later, on April 9, 1997, WHX issued a press release announcing, without any explanation, that it was amending its tender offer by (i) unilaterally raising the price of the offer from $40 to $45 per share; (ii) withdrawing the unlawful Record Holder Condition; and (iii) removing the unlawful Automatic Adjustment provision, thereby fixing the number of shares sought to be purchased at up to 649,000 or 17% of the outstanding shares.

                  38. The next day, WHX filed with the SEC and disseminated to DCA shareholders a Supplement to its Offer to Purchase, in which it admitted not only that it had knowingly and willfully commenced its unlawful tender offer in the face of the SEC's warning that the conditions at issue would violate the federal securities laws, but that WHX had misrepresented to DCA shareholders the SEC's position concerning those matters. Specifically, WHX revealed that:

                  The Offer to Purchase contained two erroneous statements: the first was regarding the non-compliance of the Record Holder Condition with the "all holders" provision under Rule 14d-10, and the second was regarding the non-applicability of the Specified Percentage to Rule 14e-1. In addition, those statements also included [WHX]'s view of the SEC Staff's position with respect to those two rules. As noted in this Supplement, the Record Holder Condition has been deleted, and the Specified

Percentage has been changed to a fixed number of Shares (namely, up to 649,000 Shares). Furthermore, [WHX] erroneously presented the SEC Staff's position with respect to those two rules.

                  By sending this Supplement to shareholders, [WHX] is seeking to provide corrective disclosure; toward this end, [WHX] acknowledges the SEC Staff's position that the Record Holder Condition is not permissible under Rule 14d-10 and that the Specified Percentage is not permissible under Rule 14e-1.

                    MATERIAL OMISSIONS AND MISREPRESENTATIONS

                  39. The WHX Offer to Purchase and other proxy solicitation materials contain numerous material omissions and misrepresentations.

                  o        The Undisclosed 13D Group

                  40. WHX failed to inform DCA shareholders of its true affiliation with Warren Lichtenstein and his affiliates, Steel Partners II, L.P. and Steel Partners Services, Ltd. (collectively "Lichtenstein").

                  41. As admitted in the Offer to Purchase and as alleged above, Lichtenstein and LaBow have acted together with respect to matters of corporate control and in other business dealings. At a time unknown to DCA, WHX and Lichtenstein agreed to cooperate and act in concert with respect to the WHX Offer, proxy solicitation and proposed merger.

                  42. WHX also concedes that LaBow had known of Lichtenstein's 5.5% ownership interest in DCA since late 1994 or early 1995. LaBow approached Lichtenstein only a few weeks before commencing the WHX Offer to ask if Lichtenstein would be willing to sell all of his DCA shares to WHX or to establish a joint arrangement for WHX to acquire additional shares of DCA.


                  43. Lichtenstein agreed to sell 80,000 DCA shares to WHX for $32.50 on March 13, only two weeks before LaBow proposed the merger between DCA and WHX whereby WHX would pay $40 per DCA share. LaBow has since raised his offer to $45.

                  44. Despite express denials of working in concert or as a group, LaBow purchased 80,000 shares of DCA from his longtime business associate with the same legal counsel for over $10 less than the price for which WHX is purportedly offering to acquire DCA shares three weeks later and after having supposedly been invited by LaBow to join WHX in acquiring additional DCA shares.

                  45. In fact, the compelling inference is as follows. WHX and Lichtenstein arranged for Lichtenstein to sell nearly 3% of DCA's outstanding shares to WHX in connection with the WHX Offer. Purchasing such shares through this transaction would be less expensive to WHX than attempting to buy the same block of shares on the New York Stock Exchange. Moreover, after the transaction, Lichtenstein purports to no longer be a reporting person, having supposedly reduced his DCA shareholdings below 5%, and thereby taking the position that he does not have to reveal his plans or purposes related to DCA shares.

                  46. On March 31, 1997, the day the WHX Offer was announced, Lichtenstein called DCA from Aspen, Colorado to inquire as to what was happening in connection with the WHX Offer. In that conversation, Lichtenstein was asked if he knew who had purchased the 80,000 DCA shares Lichtenstein had sold on March 13. In an effort to conceal their group status, Lichtenstein denied knowing who purchased such shares -- an obvious misrepresentation in light of even the limited disclosure contained in the WHX Offer.

                  47. Moreover, subsequent to the WHX Offer being commenced, Lichtenstein stated that, "We are thinking in the range of $40-$60 per share."

                  48. WHX takes great pains in its Offer to Purchase and its preliminary proxy statement to deny that WHX and Lichtenstein are acting as a "group." In view of all of the foregoing, WHX's purported "disclaimer" that it was acting as a group with Steel Partners and Lichtenstein is false. WHX failed to disclose to DCA Shareholders its status as a group with Lichtenstein, thereby concealing from DCA shareholders, among other things, certain legally-required disclosures such as the current identity and background of Lichtenstein and his affiliated partnerships, as well as their intentions with respect to their holdings in DCA.

                  49. WHX also failed to disclose that as a result of its group status, if it successfully completes the WHX Offer, the proposed merger which WHX threatens to complete will be prohibited for five years pursuant to applicable New York law.

                  50. Similarly, WHX did not disclose that if it completes the WHX Offer, its affiliation with this group will trigger the Rights Agreement, thereby making the proposed merger prohibitively expensive.

                  o        The 80% Merger Vote

                  51. WHX has repeatedly disclosed to DCA shareholders that it currently intends, as soon as possible following completion of the WHX Offer, to seek to elect four nominees to the DCA board and, thereafter, to seek to consummate a merger between WHX and DCA.

                  52. The Offer to Purchase materially misrepresents the number of votes required to approve the proposed merger between WHX and DCA and falsely describes the steps needed to consummate WHX's proposed merger as follows:

                  Pursuant to New York Business Corporation Law ("NYBCL"), consummation of the Merger would require the adoption of a resolution by [DCA's] Board of Directors Approving the Merger and the affirmative vote of the holders of two-thirds of all of the Shares entitled to vote.

                  53. Article XV of DCA's Certificate of Incorporation, as amended in 1975, however, actually provides that such a transaction would require the affirmative vote of not fewer than 80% of DCA's outstanding stock.

                  54. WHX, therefore, failed to inform DCA shareholders that DCA's Certificate of Incorporation provides that a merger with a beneficial owner of 5% of the outstanding common stock, which WHX would be if the WHX Offer is successful, requires the affirmative vote of 80% of the shares entitled to vote, rather than a mere two-thirds. WHX also fails to disclose the effect of this provision on its plans for DCA. WHX's other solicitation materials make no disclosure about this critical issue at all.

                  o        The 80% Shareholder Vote to Amend the By-Law

                  55. Similarly, although WHX has stated that it intends to seek shareholder approval of by-law amendments which will permit holders of at least 9.9% of DCA's shares to call a special meeting and to permit the removal of directors without cause, WHX misrepresents what is required for shareholders to approve amendments to DCA's by-laws.

                  56. WHX's preliminary proxy statement filed with the SEC pursuant to Section 14(a) of the Exchange Act falsely represents that:

                  The affirmative vote of the holders of a majority of the Shares represented in person or by proxy at the Annual Meeting is required to adopt [WHX's proposed by-law amendments].

                  57.  However,   Article   XV(G)   of  DCA's   Certificate   of
Incorporation, as amended in 1975, provides:

                  The affirmative vote of a majority of the directors then in office or the affirmative vote of not less than 80% of the outstanding stock of the Corporation entitled to vote thereon shall be required to adopt, amend or repeal the By-Laws of the Corporation.

                  58.  WHX's Offer to Purchase is silent on this issue as well.

                  o        WHX Misrepresents DCA's Prompt Response

                  59. Both the Offer to Purchase and the preliminary proxy statement contain a false and misleading statement regarding DCA's response to WHX's March 27, 1997 letter (the "March 27 Letter") proposing a merger with WHX.

                  60. LaBow, as Chairman of the Board of WHX, sent a letter on March 27, the day before Good Friday and Easter Weekend, to the Chairman of DCA to propose a merger. The March 27 Letter concludes:

                  If we do not hear from you by the close of business on Friday, March 28, we are authorized to present this proposal directly to your stockholders, through a proxy solicitation at the upcoming annual meeting and through a cash tender offer.

                  61. Referring to the March 27 Letter, the Offer to Purchase incorrectly states that WHX "has not received a response to this letter and has decided to commence this Offer and to undertake the proxy solicitation . . . ."

                  62.  Also  referring  to  the  March  27  Letter,   the  Proxy
Statement similarly misstates that "WHX did not receive a response to this letter, and, thereafter commenced the tender offer." (emphasis added).

                  63. Despite the approaching holiday weekend, DCA responded to this merger proposal with a letter sent via Facsimile to WHX on the very same day it was received. The President of DCA replied to LaBow's March 27 Letter as follows:

                  I acknowledge receipt of your letter dated and received by fax today. Unfortunately, our Board of Directors held its regular monthly meeting yesterday. Several of our directors are now traveling for the Easter weekend and our offices are closed tomorrow for Good Friday. I will be in a position to inform all of the directors next week of your correspondence and I will communicate further with you after discussing the matter with them.

                  64. WHX intentionally omitted to inform DCA shareholders that DCA promptly responded to LaBow's March 27 Letter in the hopes of creating the false impression that DCA would not properly consider LaBow's peremptory merger proposal.

                       THE DCA BOARD OF DIRECTORS REJECTS
                         THE WHX OFFER AND DETERMINES TO
                         EXPLORE STRATEGIC ALTERNATIVES

                  65. Earlier today, DCA issued a press release disclosing, among other things, that its board of directors had voted unanimously to recommend that DCA shareholders reject WHX's unsolicited offer and had concluded that the offer was inadequate, not in the best interests of DCA and its shareholders and did not adequately reflect the value or prospects of DCA. The press release also disclosed that the DCA board had determined:

                  o to explore alternative transactions to maximize shareholder value;

                  o to postpone the 1997 annual meeting shareholders until August 1, 1997;

                  o to increase the size of the board of directors to nine members; and

                  o        to adopt certain amendments to DCA's by-laws.

                  66. DCA has also filed today and will be mailing to DCA shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth DCA's recommendation with respect to the WHX Offer and other information relating thereto.

                               IRREPARABLE INJURY

                  67.  Defendants'   unlawful  conduct  has  caused  and  unless
enjoined will continue to cause irreparable harm to DCA, as well as to its public shareholders in that, among other things:

                           (a)      DCA's public shareholders have been and will
continue to be denied material information to which they are lawfully entitled and which is essential to informed decision making with respect to whether to hold, tender or sell in the market, and how to vote their DCA shares; and

                           (b)      the  market  in DCA  common  stock  is being
disrupted and artificially manipulated so that trading is taking place based on materially false and misleading information which Defendants have intentionally injected into the marketplace.

                       AS AND FOR A FIRST CLAIM FOR RELIEF

          [For Violations of Section 14(d) and (e) of the Exchange Act and the SEC Rules and Regulations Promulgated Thereunder]

                  68. DCA realleges the allegations in the preceding paragraphs of the Complaint as if fully set forth herein.

                  69. Section 14(d) of the Exchange Act, 15 U.S.C. ss. 78n(d), makes a tender offer such as Defendants' unlawful unless it is accompanied by a full disclosure of the information specified in Section 13(d) of the Exchange Act and such other information as the SEC may prescribe as necessary or appropriate in the public interest for the protection of investors. In addition, the tender offeror must disclose such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

                  70. Section 14(e) of the Exchange Act, 15 U.S.C. ss. 78n(e), makes it unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

                  71. Sections 14(d) and (e) of the Exchange Act and the SEC regulations thereunder are intended to insure that shareholders confronted with a tender offer are provided with all the information about the offeror and the offer necessary for them to make an informed investment decision about whether to tender their shares to the offeror, sell their shares in the market or hold their shares.

                  72.  As set forth  above,  WHX's  Offer to  Purchase  contains numerous  knowingly  untrue  statements  of  material  fact  and  omits to state material facts necessary to render such statements, in light of the circumstances under which they were made, not misleading.

                  73.  Defendants'  unlawful conduct  constitutes  violations of
Section 14(d) and (e) of the Exchange Act and the SEC's rules and regulations promulgated thereunder.

                  74. DCA and all DCA shareholders have no adequate remedy at law.

                      AS AND FOR A SECOND CLAIM FOR RELIEF

                     [For Violations of Section 14(a) of the
               Exchange Act and Rule 14a-9 Promulgated Thereunder]

                  75. DCA realleges the preceding paragraphs of the Complaint as if fully set forth herein.

                  76. Section 14(a) of the Exchange Act and Rule 14a-9 are intended to ensure that the proxy solicitation process is truthful and to enable shareholders to evaluate fully the information provided in proxy materials. SEC Rule 14a-9 provides that:

                  No solicitation subject to this regulation shall be made by means of any proxy statement . . . or other communication, written or oral, containing any statement which at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

17 C.F.R. ss. 240.14a-9.

                  77. WHX's Offer to Purchase, preliminary proxy statement and other publicly disseminated press releases and other information referred to above constitute solicitation materials pursuant to Section 14(a) of the Exchange Act.

                  78.  The    knowingly    false   and    misleading    material
misrepresentations and omissions outlined above constitute violations of SEC Rule 14a-9 promulgated under Section 14(a) of the Exchange Act.

                  79. DCA and all DCA shareholders have no adequate remedy at law.

                       AS AND FOR A THIRD CLAIM FOR RELIEF

            [For violations of Section 14(a) of the Exchange Act and
                       Rule 14a-11 Promulgated Thereunder]

                  80. DCA realleges the preceding paragraphs of the Complaint as if fully set forth herein.

                  81. Defendants' April 7, 1997 letter to DCA shareholders filed with the SEC as "solicitation material" pursuant to SEC Rule 14(a)-11. SEC Rule 14(a)-11(b)(2) requires that the "identity of the participants in the solicitation (as defined in Instruction 3 of Item 4 of Schedule 14A) and a description of their interests, direct or indirect, by security holdings or otherwise, are set forth in each communication published, sent or given to security-holders in connection with the solicitation."

                  82. In violation of SEC Rule 14a-11, WHX failed to disclose any such mandated information.

                  83. DCA and all DCA shareholders have no adequate remedy at law.

                    AS AND FOR A FOURTH CLAIM FOR RELIEF [For
                 Violations of Section 13(d) of the Exchange Act
              and the Rules and Regulations Promulgated Thereunder]

                  84. DCA realleges the preceding paragraphs of the Complaint as if fully set forth herein.

                  85. Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder provide that any person who acquires, directly or indirectly, the beneficial ownership of more than 5% of any class of equity security of an issuer registered under Section 12 of the Exchange Act, shall, within 10 days after such acquisition, send to the company at its principal office and file with the SEC and any exchange where the security is traded, a Schedule 13D setting forth, among other things, the background and identity of all persons by whom or on whose behalf the acquisition is being made, the purpose or purposes of their acquisition of the issuer's stock, their plans with respect to the issuer, and all contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

                  86. Section 13(d)(3) requires that any person who is the beneficial owner of more than five percent of a class of a company's stock file a statement with the SEC which discloses, among other things, whether the filer has any plans or proposals to sell the company's assets or merge it with any other persons or make any other major change in its business or corporate structure. The instructions to Schedule 13D specifically include disclosure of any plan or proposal to change the size or composition of the board of directors or to effectuate a sale of the company's stock.

                  87. The purpose of Section 13(d) and the applicable regulations is to permit issuers, their stockholders and the investing public generally to (i) be aware of accumulations of blocks of stock in excess of five percent of the outstanding shares of any equity security, (ii) ascertain the background of, and other pertinent information relating to, the holders of such blocks and (iii) learn the plans and intentions of the holders of such blocks with respect to the particular issuer in question, all with a view toward enabling shareholders and the public to make informed investment decisions based upon full disclosure of all relevant and material information.

                  88. Section 13(d)(3) of the Exchange Act provides that two or more persons who act as a group for the purpose of acquiring, holding or disposing of the registered equity securities of an issuer are deemed a "person" who must file a Schedule 13D after acquiring beneficial ownership of more than five percent of those securities. Rule 13d-5 promulgated thereunder, 17 C.F.R. ss. 240.13d-5, provides that "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons."

                  89. WHX and Lichtenstein have agreed to act in concert, as a group, for the purpose of holding, voting and/or disposing of equity securities of DCA in furtherance of the WHX Offer, proxy solicitation and merger proposal. Although they have agreed to act and have acted in concert as a group and together beneficially own more than five percent of the outstanding common shares of DCA, WHX has not only knowingly and intentionally failed to disclose the existence of this group as required by the law, but has expressly denied such existence in the Offer to Purchase and in the preliminary proxy statement.

                  90. According to the instructions which accompany Schedule 13D, if the statement is filed by a group, the requisite information called for by the Schedule must be given with respect to each member of the group.

                  91. Although WHX and Lichtenstein have agreed to act, have acted, and are acting in concert as a group, and together beneficially own more than five percent of the outstanding common shares of DCA, WHX has not filed a
Schedule 13D at all, as required by Section 13(d) of the Exchange Act.

                  92. DCA and all DCA shareholders have no adequate remedy at law.

                       AS AND FOR A FIFTH CLAIM FOR RELIEF

               [For Violation of Section 10(b) of the Exchange Act
              and the Rules and Regulations Promulgated Thereunder]

                  93. DCA realleges the preceding paragraphs as if fully set forth herein.

                  94. Section 10(b) of the Exchange Act makes it unlawful for any person, to use or employ in connection with the purchase or sale of any security any manipulative or deceptive device or contrivance in contravention of such rules as the Commission may prescribe . . . .

                  95. Rule 10b-5 promulgated thereunder, 17 C.F.R. ss. 240.10b-5, makes it unlawful for any person, to engage in any act, practice, or course of business which would operate as a fraud or deceit upon any person in connection with the purchase or sale of any security.

                  96. As alleged more fully above, Defendants have knowingly engaged in conduct constituting manipulative, deceptive and fraudulent devices or contrivances in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. Such activities are ongoing, and will continue absent the relief requested herein.

                  97. Because of the clandestine nature of Defendants' scheme, DCA is in the best position to seek injunctive relief to protect the interests of all of its shareholders.

                  98. DCA and all DCA shareholders have no adequate remedy at law.

                       AS AND FOR A SIXTH CLAIM FOR RELIEF

            [Declaratory Relief with Respect to Defendants' Demand to
                     Inspect Certain DCA Corporate Records]

                  99. DCA realleges the preceding paragraphs as if fully set forth herein.

                  100. As part of their continuous plan and scheme to acquire DCA at an inadequate price, Defendants, by letter dated April 3, 1997 directed to DCA's Greenwich headquarters, have purported to demand certain information from DCA regarding DCA's shareholders and certain beneficial ownership records for the stated purpose of communicating with DCA's shareholders regarding matters to be voted upon at DCA's upcoming annual meeting of shareholders.

                  101. DCA has provided WHX with certain information in response to its request. WHX has taken the position that it is entitled to certain additional information, including a list of certain non-objecting beneficial owners of DCA common stock and other information that does not appear in WHX's demand to inspect certain DCA corporate records. DCA has communicated to WHX that it disagrees with this position, and has denied WHX's request to obtain access to this additional information.

                  102. Accordingly, DCA seeks a declaration, pursuant to 28 U.S.C. ss. 2201, that it has satisfied its obligations in connection with its production of information in response to SB's Demand.

                  WHEREFORE, Plaintiff demands judgment:

                  (i) temporarily, preliminarily and permanently enjoining Defendants, their respective officers, agents, servants, employees, attorneys, affiliates and partners and all other persons acting in concert with them or on their behalf, directly and indirectly, from:

                  (a) acquiring or attempting to acquire any shares of DCA stock;

                  (b) making or continuing or attempting to make any tender offer, request or invitation for tenders of any shares of DCA stock, including pursuant to the purported tender offer commenced by WHX on March 31, 1997;

                  (c) taking any steps in furtherance of, or to assist or facilitate the completion of, the tender offer for DCA by WHX or any affiliate;

                  (d) soliciting from any DCA shareholder any proxy, consent or authorization to vote any shares of DCA stock at the 1997 Annual Meeting;

                  (e) orchestrating or financing any solicitation or arranging for the solicitation or revocation of proxies, consents or authorizations with respect to the shares of DCA's stock;

                  (f) making any materially false or misleading statement in any solicitation pertaining to DCA shares; or

                  (g) otherwise voting, using or attempting to use any shares of DCA stock as a means of controlling or affecting the business, management or operations of DCA or seeking to effect or cause a sale of DCA or some or all of its assets;

unless and until WHX complies, in full, with the federal securities laws; and unless and until such time in the future as the Court may determine that the effects of WHX's unlawful conduct have dissipated, including by requiring WHX to terminate its current offer and recommence an offer for DCA shares on such lawful terms as WHX deems advisable;

                  (ii) declaring the WHX Offer to be unlawful and in violation of the federal securities laws;

                  (iii) declaring WHX's proxy statement and other solicitation materials to be in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

                  (iv) declaring that WHX has violated Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

                  (v) declaring WHX to be part of a group under Section 13(d) of the Exchange Act;

                  (vi) requiring WHX to comply with Section 13(d) and the rules and regulations promulgated thereunder;

                  (vii) declaring that DCA has satisfied its obligations under New York law in connection with its production of information in response to SB's Demand;

                  (viii) enjoining WHX from asserting any claims arising out of the transactions or occurrences that are at issue in this action in any other forum; and

                  (ix) granting such other and further relief as this Court may deem just and proper, including costs, disbursements and reasonable attorneys' fees.


                                        PLAINTIFF, DYNAMICS CORPORATION
                                        OF AMERICA



                                        By /s/ Peter M. Holland
                                        ------------------------------------
                                        Thomas J. Groark, Jr. (#ct04245)

                                        James Sicilian (#ct05608)
                                        Peter M. Holland (#ct14887)
                                        Day, Berry & Howard
                                        City Place I
                                        Hartford, Connecticut 06103-3499
                                        (860) 275-0100


OF COUNSEL:
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
919 Third Avenue
New York, New York 10022
(212) 735-3000

                                  CERTIFICATION

                  THIS IS TO CERTIFY that a copy of the foregoing was faxed and mailed this date, postage prepaid, to:

                                     Ilan K. Reich, Esq.
                                     Olshan Grundman Frome & Rosenzweig LLP
                                     505 Park Avenue
                                     New York, New York 10022

                                     Attorneys for Defendants
                                     WHX Corporation and SB Acquisition Corp.


                                     /s/ Peter M. Holland
                                     -------------------------
                                     Peter M. Holland